Exhibit (e)(6)

MEMORANDUM
TORONTO OFFICE

TO	DATE

P.J. Goudie	May 26, 2006

FROM

M.J. Daniel

SUBJECT
Relocation on Termination of Employment

This memo will serve to confirm that, as you were originally hired to work for Inco outside of Canada, your permanent relocation to Canada in 1997 was in accordance with our International Transfer Policies. Upon termination of your employment, without cause, or upon your retirement you will be entitled to the following provisions under the International Transfer Policies providing that you relocate to your country of origin within 12 months from your date of termination or retirement:
•	Normal transportation expenses for employee, spouse and resident dependents including airfares and in-transit expenses to original location or its equivalent within the country of origin.

•	Customary costs associated with packing, unpacking, insuring and moving your personal and household effects.

•	Real estate brokerage, legal fees and closing costs incurred on the sale of your Canadian residence and the purchase of a residence in the country of origin.

•	Assistance in preparation of employee’s personal income taxes (Canada and Australia) arising solely from your Inco source employment income:
a)	for the year of relocation, and

b)	for one year following relocation providing that tax returns are required to be filed in more than one tax jurisdiction, i.e. Canada and Australia

c)	pre-departure tax counselling up to a pre-approved maximum
•	Company assistance, as requested, in arranging details of the relocation.